FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 June 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _____X_____            Form 40-F __________

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ________________            No  ______X_______

        If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)
Date: 29 June 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest SCHRODERS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NOT DISCLOSED	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
SCHRODER NOMINEES LIMITED
SCHRODER UNIT TRUSTS LIMITED
BANQUE NATIONALE DE PARIS
CHASE MANHATTAN BANK
CHASE NOMINEES LIMITED
HSBC GLOBAL CUSTODY NOM (UK)
      LIMITED A/C 809955
HSBC GLOBAL CUSTODY NOM (UK)
     LIMITED A/C 771401
MASTER TRUST BANK OF JAPAN
MELLON TRUST
MORGAN GUARANTY TRUST CO,
MORGAN NOMINEES LIMITED A/C CCC
MORGAN NOMINEES LIMITED
      A/C GRL-CREST ID AG01
MORGAN NOMINEES LIMITED
MORGAN NOMINNEES LIMITED A A/C
MORGAN NOMINEES LIMITED B A/C
MSS NOMINEES LIMITED A/C 756593
MSS NOMINESS LIMITED A/C 809797
MSS NOMINEES LIMITED A/C 809803
MSS NOMINEES LIMITED A/C 846435
NORTRUST NOMINEES LIMITED
NUTRACO NOMINEES LIMITED
NUTRACO NOMINEES LIMITED
      A/C GWPPMPS
RBSTB NOMINEES LIMITED
RBSTB NOMINEES LIMITED A/C LAUR
SCHRODER & CO BANK AG
STATE STREET NOMINEES
SUMITOMO TRUST & BANKING
TOYO TRUST
UFJ TRUST BANK
BROWN BROTHERS HARRIMAN
MELLON TRUST
CHASE NOMINEES LIMITED
STATE STREET BANK & TRUST CO
UNION BANK OF CALIFORNIA
BROWN BROTHERS HARRIMAN
CHASE NOMINEES LIMITED
ROYAL BANK OF SCOTLAND	11,152,628
  2,787,760
22,500
541,907
5,839,565

222,100

96,200
787,216
454,000
128,000
290,000

283,000
171,679
22,700
623,985
229,002
203,179
163,100
554,599
2,194,106
529,100

224,700
110,387
23,000
28,520
1,033,090
16,180
6,960
107,540
555,000
336,590
6,867,637
53,760
301,020
323,436
102,952
4,400

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 25 JUNE 2004

12.	Total holding following this notification 37,391,498	13.	Total percentage holding of issued class following this notification 10.302%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification: 25 JUNE 2004